Filed by McCormick & Company, Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Unilever PLC

(Commission File No. 001-04546)

Date: March 31, 2026

FTI Consulting (Media Call with Management)

March 31, 2026

Corporate Speakers:

•	Faten Freiha; McCormick & Company Inc.; Vice President of Investor Relations
•	Brendan Foley; McCormick & Company Inc.; Chairman, President, and Chief Executive Officer
•	Fernando Fernandez; Unilever; Chief Executive Officer

Participants:

•	Kristina Peterson; Bloomberg News; Reporter
•	Richa Naidu; Reuters; Reporter
•	Madeleine Speed; Financial Times; Reporter
•	Alistair Osborne; The Times; Editor
•	Jan Braaksma; FD; Editor
•	Sarah Zimmerman; Food Dive.; Editor
•	Henry Saker-Clark; Press Association; Editor
•	Sarah Butler; The Guardian; Journalist

PRESENTATION

Operator^ Ladies and gentlemen, thank you for standing by. At this time, I would like to welcome everyone to the media call with McCormick and Unilever Management. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions)

I would now like to turn the conference over to Faten Freiha, McCormick VP of Investor Relations. You may begin.

Faten Freiha^ Thank you for joining today's media call on such short notice. On the line, we have Brendan Foley, Chairman, President and Chief Executive Officer of McCormick, Fernando Fernandez, Chief Executive Officer of Unilever, and Marcos Gabriel, Executive Vice President and Chief Financial Officer. After prepared remarks, we will open the line for questions. Today's call is on the record and being recorded.

With that, I'll hand it over to Brendan.

Brendan Foley^ Thanks, Faten. And thank you, all, for joining the call this morning on a very exciting day for our businesses. If you walk away from today's call with one thing, I want it to be this. The combination of McCormick with Unilever Foods is a story of strength plus strength. We are inspired every day about our passion for flavor, and that's why we are so excited about integrating with the Unilever Foods business. In fact, we have long considered the opportunity to combine with the Unilever Foods portfolio, its talented people and capabilities, because it just makes overwhelming sense.

For those of you who don't know us well, McCormick is a global leading flavor company founded in Baltimore, Maryland in 1889, with a portfolio of iconic brands which include McCormick, French's, Frank's RedHot, Cholula, Stubb's, Old Bay, and Lawry's. In addition to our well-known consumer brands, McCormick has a strong branded food service business and develops custom flavors for customers across the food industry through our Flavor Solutions segment. This combination brings together two leading organizations with complementary global footprints and portfolios of iconic brands across herbs, spices, seasonings, bouillon, condiments, and sauces.

As I've often said, there isn't a day that goes by when you're not enjoying something that is flavored by McCormick, and our ability to serve consumers with what they want will be even greater when combined with global icons like Hellmann's and Knorr, as well as, Unilever Foods’ local favorite brands. These brands represent more than just flavor. They are about family, culture, and making memories. Brands represent so much to people. We will be a good steward of these products.

Stepping back and thinking about the combined business, as people around the world prioritize healthier lifestyles, whether they are cooking at home or dining out, our combined company will be well-positioned in attractive categories. We are a flavor company, which means that rather than competing for calories we flavor them. And we do this at pennies per serving. We will continue to operate just out of our global headquarters located in Hunt Valley, Maryland, just outside of Baltimore. But we are excited to enhance our global footprint and intend to maintain Unilever's presence in the Netherlands, which is home to its world leading R&D capabilities.

The combined company is planning to have a secondary stock listing in Europe to reflect the global nature of Unilever's current shareholder base. As we've gotten to know the Unilever team, we've been pleased to see how aligned our values and cultures are. We have a good deal of experience in acquisitions, and we recognize the scale of this combination is significant.

As we approach integration, I want to underscore two points. First, we deeply respect the value of people. Through this transaction, we are not just -- gaining not just brands, but an incredible set of talent around the world. So many of our team members joined us through acquisitions, because we genuinely prioritize retaining talent and advancing the best ideas. Second, we take real pride in our ability to innovate and accelerate brands through the focus of our entire organization as a food business dedicated to and focused on flavor.

A great example of where we've done this successfully was our acquisition of RB Foods, which brought us iconic brands like Frank's RedHot and French's Mustard. We took those brands from a non-food company, invested behind them truly unlocking their potential. Under our stewardship, French's has gone from declining sales to meaningful growth. We see a tremendous opportunity across our combined portfolios to take high growth potential brands like Cholula Hot Sauces and Maille mustard, and accelerate growth and innovation.

Let me hand it over to Fernando to tell you more.

Fernando Fernandez^ Thank you, Brendan. Good morning everyone. Today's transaction creates two stronger leading companies, a scaled global flavor powerhouse and a leading pure play home and personal care company. Unilever has a fantastic food business, and we firmly believe that McCormick is the right long-term partner to unlock its food potential and leverage the significant growth opportunity that the combination will create.

By combining Unilever Foods' iconic leading brands and global reach with McCormick's exceptional complementary portfolio, category expertise and capabilities, we are establishing a focused foods company operating at scale globally. This is a combination built on a strong strategic and cultural alignment, creating exciting new opportunities for our people around the globe.

For Unilever, the transaction is another decisive step in sharpening our portfolio and accelerating our strategy. Unilever becomes a sharper focused home and personal care pure play with EUR 39 billion of revenues, and leading positions in highly attractive categories, fast growing geographies, and channels. Unilever will be built on fully synergistic capabilities across science-led innovation, demand creation and operational execution, enabling us to focus where our competitive advantage are strongest. We have said we want to increase the share of Unilever revenues that come from beauty, well-being, personal care from the U.S., India, our premium portfolio and digital channels, and this step helps support each of these ambitions.

The transaction also means that Unilever will have a stronger financial profile with better gross margins and higher brand investment supporting superior volume growth. So the combination with McCormick allows both companies to be the best that they can be, to focus and scale businesses paving the way for higher growth, stronger returns and more valuation creation. We are excited for our foods brands to continue to thrive as part of a focused global flavor leader. Unilever will retain a shareholder in the combined business, reflecting our conviction in the strengths of the combined company and the bright future it has ahead.

Brendan Foley^ Thanks, Fernando. I now want to underscore five key reasons this transaction is so compelling. First, it brings together highly complementary businesses with a strong strategic fit. Our businesses are strategically aligned with a leading combined portfolio of iconic brands that meet consumers' growing demand for flavor.

Second, we are the homes to iconic brands in attractive categories. This transaction expands McCormick's flavor portfolio with complementary globally recognized brands across core and adjacent categories like mayonnaise.

Third, it offers meaningful geographic expansion. We expect our combination would result in improved geographic mix for the combined company, providing increased exposure to attractive high growth emerging regions, including growing our footprint across Europe and Latin America.

Fourth, we see a path to multiple opportunities for growth acceleration. McCormick has a history of unlocking the potential of strong brands by acquiring these assets from broader CPG businesses, and then providing the attention, strategy, and investment needed to accelerate their performance. We've done it with French's, Frank's RedHot, Cholula, and we are very excited about unlocking the tremendous opportunities that the combination with Unilever Foods will bring.

Fifth, this combination offers attractive financials and channels for value creation. Shareholders of the combined company are expected to benefit from the combination of two high-performing businesses that have consistently delivered volume-driven growth and share aligned long-term -- long -- aligned with long-term growth objectives.

Our teams are already hard at work preparing to combine these two businesses. It's going to take some time. We expect this to close by mid 2027, subject to approval by McCormick shareholders, receipt of required regulatory approvals, and the satisfaction of other customary closing conditions. Works council consultation will also be conducted prior to closing of the transaction. At McCormick, one of our principles is the power of people, and we live that every day. Our focus now and in the coming months is ensuring that we bring the best of both businesses together.

Faten Freiha^ Great. I'll now open up the call for a brief Q&A. Operator, please open the line for questions.

QUESTIONS AND ANSWERS

Operator^ Thank you. Yes. We will now begin the question-and-answer session. (Operator Instructions) We're going to pause for a moment to compile the Q&A roster. Our first question comes from Kristina Peterson from Bloomberg News. Please go ahead.

Kristina Peterson^ Thank you. This is a big transformational move for both companies. Could you talk a little bit about how this deal came about, who approached who, and how hard was it to iron out the details?

Brendan Foley^ Kristina, I'll get started, and also hand it over to Fernando.

The idea of the strategic fit I think behind the Unilever Foods business with the McCormick portfolio is something that we've been thinking about for a long time. So when we think about how this combination came to be, I think strategically, we've always felt like this was a really strong fit. So there isn't necessarily a specific timetable up against that because this is something that we've been thinking about for a number of years. But when an opportunity like this comes up, it always feels that it's the right time to do it.

And this is really charting the course from McCormick's next 130-plus years as we -- as we look at this combination. And I just think it's important to reiterate, again we really believe that this is strength plus strength because these two businesses right now are performing well in the marketplace. And so, that became the opportunity for Fernando and I to bring this idea together.

Fernando Fernandez^ Yes. Well the same, we have admired McCormick for a very long period of time. We have been very clear about the strategy of Unilever. It's really moving our portfolio into becoming a pure play home care and personal care business. And this opportunity has emerged and we believe that the business have incredible complementarity. And many, many category adjacencies, a fantastic portfolio of brands, the likes of McCormick, Knorr, Hellman, Cholula, Maille, Frank's RedHot. So it's just -- it's an incredible portfolio with a lot of growth opportunities that we can explode both in retail and food service, and this is the right moment to do it.

Operator^ Our next question comes from Richa Naidu from Reuters. Please go ahead.

Richa Naidu^ Hi. Thank you for taking my question and thanks for doing this call. I've actually got a couple, if that's okay. So the first one is, obviously mid 2027 is a long way away. Do you anticipate any antitrust pushback anywhere in the world in that time and how will you address it? Then if I can be cheeky and ask a second question, do you anticipate job cuts?

Brendan Foley^ Well first of all, your first question regarding regulatory review, we look very much towards that regulatory review process and working with regulators around the world on this. It's simply too early and premature to even really comment on anything like that. But we look forward to initiating the process.

Your second question had to do with -- you mentioned jobs, I just want to clarify I heard it correctly?

Richa Naidu^ At least the Unilever European Union, for example, said that they were really worried about job cuts and they could do strike action potentially.

Brendan Foley^ This combination -- yes, this combination is all about driving growth behind both portfolios, and talent is really key to continuity without any interruption or disruption. McCormick has a very strong track record of retaining talent through transactions, something I mentioned in the earlier prepared remarks. And you can see that across sort of the -- our businesses. In fact, many employees here came from acquisitions that we've done over time. And we really do take great care in maintaining cultural traditions. And for us, one of them is framed as the power of people. And it's been an important principle of the company for many decades. And we need Unilever's talented team to be a part of running this business. So I just thought that was an important perspective.

Fernando Fernandez^ Yes. We have an excellent relationship with every employee representative body in Europe, in particular, as you mentioned, and we will ensure that we initiate consultation with the European Works Council of Unilever as possible.

Richa Naidu^ Thank you.

Operator^ Our next question comes from Madeleine Speed from Financial Times. Please go ahead.

Madeleine Speed^ Hi. Good morning, everybody. The -- this is more of a question to Fernando. The share price hasn't reacted super well to this news, and I wondered if you could maybe explain how this creates value for Unilever shareholders. Thanks so much.

Fernando Fernandez^ Well this creates value for Unilever shareholders because we are giving them exposure to two leading companies into very focused areas. This is what we call a gross-led exit of foods. We are putting together a scaled, growing, resilient, global flavor leader with an incredible potential growth profile.

We believe that there are incredible opportunities of growth in McCormick when you put together a distribution infrastructure of Unilever with the kind of deep expertise of McCormick in flavor, and we really believe that there is huge opportunities of growth there. And in the case of our remaining company in Unilever it will become an HPC pure play. In categories in which we have incredibly strong positions, we'll be the second larger beauty and personal care company globally, the number one home care company in emerging markets. We have a very attractive well-being portfolio.

In the last 3 years, we have delivered 5.4% growth in our HPC business and 2.5% volume growth significantly ahead of the market. So we plan to continue outperforming the markets in this space. And we will do it with a one share set of capabilities that apply to the whole HPC system. So we really believe that there is significant value creation opportunity for us in both sides of this portion that we are giving to shareholders.

Operator^ Our next question comes from Alistair Osborne from The Times. Please go ahead.

Alistair Osborne^ Yes. It's not just the Unilever share price that's kind of off. It's -- McCormick is down -- it's 5% as well. If it's such a (technical difficulty) it's been well-trailed, why can't the market see it today?

Brendan Foley^ I'm sorry. I lost the first part of your question. If you could repeat it, please.

Alistair Osborne^ I said, if it's such a great deal, which has been well-trailed, why can't the market see it today? I mean both of your share prices are off by about 5% each.

Brendan Foley^ I would say I'm not looking at the share price on a daily basis, and we take a long-term view, especially on strategic choices like this. And so -- and this combination is definitely a strategic choice in a long-term outlook. So that's how we're -- that's how we're looking at it right now today.

Fernando Fernandez^ Yes. We will put our equity story with our -- with our investors and analysts during these days. And I'm sure that there will be a clear view about why this is a good deal for both companies. And we believe it will create significant value in the field in both sides, we will -- we will be explaining that.

Operator^ Our next question comes from Jan Braaksma from FD. Please go ahead.

Jan Braaksma^ Hello. I have a question about the implications for the Netherlands. Could you elaborate a bit on that? And also, the press release mentions an international headquarters being based here. Fernando, how do you square that with the promise Unilever made in 2020 that, if foods ever became a standalone company, it would be incorporated and listed in the Netherlands?

Brendan Foley^ First, I'll provide my perspective on this, and, obviously Fernando will follow-up. From a McCormick perspective, it's critical that we retain talent and other leadership from around the globe. And Unilever has tremendous expertise in the Netherlands, and it's home to leading R&D and food science. And actually, it's in a great location because you think about the proximity of academia in food science. And it's exactly the space that we live in.

McCormick European offices are in the U.K. and France, and remain important. But this really reflects the increasingly global nature of our shareholder base in business. And we think it's important to -- when you think about Unilever Foods combining with McCormick, the presence in the Netherlands is quite important to us.

Fernando Fernandez^ Yes. In the case of Unilever we saw an excellent relationship with the Dutch government that really build a very good business climate in that country. We have separated the ice cream business recently, and we have incorporated that business in the Netherlands. And in the case of Foods, this is not a separation and establishment of a new company incorporated in a new place. It's fundamentally combining this business with an established business like McCormick, and the global headquarters of this business will remain where it is in Hunt Valley in Maryland.

Jan Braaksma^ All right. Thank you.

Operator^ Our next question comes from Sarah Zimmerman from Food Dive. Please go ahead.

Sarah Zimmerman^ Hi. Thanks so much for taking my question. This is kind of one for Brendan. Where does McCormick's Flavor Solutions fit into all of this? Are you guys still committed to working with customers on reformulations? Is that going to be part of this combined company or held elsewhere? Thank you.

Brendan Foley^ Thanks for the question. Our Flavor Solutions portfolio, particularly our flavor business, remains really very important to McCormick. It's an important strategic element of how we look at the world of flavor. And so, that would maybe be the first reply to your question. But then, you asked, I think also, about sort of our activity and reformulation activity, and related type project work, et cetera, there. And that continues on, as we've said. There's been an acceleration in that type of activity in 2025 and here in 2026, and that work continues on. It's important work that we do with our customers.

Operator^ Our next question comes from Henry Saker-Clark from Press Association. Please go ahead.

Henry Saker-Clark^ Hi, guys. Thank you for today. I just wanted to ask about the cost synergies. You highlighted it could be around sort of $600 million. Where would that -- where would the sort of crux of that be, and could that impact any sort of facilities, merging sites or closing factories, or anything like that? Yes, any help on that would be appreciated.

Brendan Foley^ Yes. The context around cost synergies is very consistent with what we share in the presentation. Procurement is a big portion of that overall. But there very well might see also synergies play out in manufacturing and distribution, as well as, sort of in media and SG&A. But certainly, a lot of it does come from procurement. And so, I think as we think about -- obviously we still have some time to put together, obviously even more detailed execution of that. But the work that we've done together between us and Unilever Foods to identify what is the right view of cost synergies, that's the level of detail that we're prepared to share today.

Operator^ Our next question comes from Sarah Butler from The Guardian. Please go ahead.

Sarah Butler^ Hi. Just to follow-up on that. I didn't quite catch. Were you saying that a lot of those savings come from procurement? Is that correct? And when you say you're looking at manufacturing and distribution synergies, does that mean sort of closure of areas warehouses and factories? And is there a particular country that you can identify there or particular category? How will the U.K. head office be affected, for example?

Brendan Foley^ I'll ask Fernando to speak to the U.K. head office. But when we think about any more detail on where we're going with those areas, it's probably detail yet to be shared in terms of as we work through the -- as we work through the program.

Fernando Fernandez^ Yes. Let me start saying that this is all about accelerating growth first. So this is the principle of this partnership. So I feel this is probably the most important message. I feel -- and the other thing I feel it's very important, these are very complimentary businesses. So I feel that there is a clear plan that Brendan has put in place for the future of the -- of the manufacturing and distribution on top of the company. At this stage, we will not go beyond that.

Operator^ Our next question comes from Madeleine Speed from Financial Times. Please go ahead.

Madeleine Speed^ Thanks, again. Thanks for taking the second question. Another one for Fernando. Does this open the door for Unilever to revisit a potential HPC acquisition in order to get back from the scale it's lost through the spin-off of the food business?

Fernando Fernandez^ No, this is another transaction to bring optionality to do another transaction. This is fundamentally about making Unilever an HPC pure play business, and ensuring that we focus in categories in which we are outperforming the market, and closing the comp gap that we have in valuation with some of our HPC competitors. So we remain -- we remain committed to the capital allocation priorities that we have. Invest for organic growth, invest for productivity, ensuring that we deliver the dividend payout of a ratio of around 60%. And with the kind of bolt-on acquisition program of around EUR 1.5 billion a year, so there is no change on that, and it's just -- this is our focus and execution.

Operator^ This concludes the question-and-answer session. And also this concludes today's call. Thank you for joining. You may now disconnect.

McCormick Cautionary Statement Regarding Forward Looking Statements

Certain information contained in this document that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as “will,” “aim,” “expects,” “anticipates,” “intends,” “looks,” “believes,” “vision,” “ambition,” “target,” “goal,” “plan,” “potential,” “work towards,” “may,” “milestone,” “objectives,” “outlook,” “probably,” “project,” “risk,” “continue,” “should,” “would be,” “seeks,” or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of McCormick. The forward-looking statements contained in this document include, without limitation, the anticipated benefits of, and our plans, strategies and objectives relating to, the pending transaction with Unilever Foods.

These and other forward-looking statements are based on management’s current views and assumptions. They are not historical facts, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to obtain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (v) the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented; (vi) uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (vii) the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters; (viii) the risk that combined company financial information relating to the transaction, including anticipated combined company revenues, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined company; (ix) the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected; (x) the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; (xi) the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; (xii) the ability of McCormick to manage additional debt and successfully de-lever following the transaction; and (xiii) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company’s filings with the Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or revise publicly, any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Unilever Cautionary Statement Regarding Forward Looking Statements

This document may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever' ability to innovate and remain competitive; Unilever' investment choices in its portfolio management; the effect of climate change on Unilever' business; Unilever' ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever' supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group’s filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov.

The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick’s website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Participants in Solicitation

McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick’s shareholders in connection with the proposed transaction. Information about McCormick’s directors and executive officers and their ownership of McCormick’s common stock is set forth in McCormick’s proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick’s securities have changed since the amounts printed in McCormick’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.